UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 1, 2023

FAST Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40214	86-1258014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

109 Old Branchville Road

Ridgefield, CT 06877

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 956-1969

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	FZT.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	FZT	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FZT WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Merger Agreement

On September 1, 2023, Falcon’s Beyond Global, LLC, a Florida limited liability company (the “Company”), Falcon’s Beyond Global, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Pubco”), Palm Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Merger Sub”), and FAST Acquisition Corp. II, a Delaware corporation (“SPAC”), executed the third amendment (the “Amendment”) to that certain Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023 (as amended, the “Merger Agreement”), among SPAC, the Company, Pubco and Merger Sub. Prior to the Amendment, SPAC would have had the right to terminate the Merger Agreement upon the Company’s entry into certain specified interim financing agreements if all of the conditions to closing have been satisfied (except for those that by their nature can only be satisfied at the closing of the business combination but are expected to be satisfied) and the pro forma condensed combined financial information (which combines the historical financial information of SPAC and the Company) that is included in the Form S-4 at the time of its effectiveness, taking into account such specified interim financing arrangements, did not reflect the consolidation of Falcon’s Creative Group, LLC, a Florida limited liability company and a subsidiary of the Company, with the Company (together, the “Revised Interim Financing Termination”). The Amendment eliminated the Revised Interim Financing Termination.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached hereto as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Important Information About the Mergers and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Mergers”), Pubco has filed with the SEC a registration statement on Form S-4 (Registration No. 333-269778) (as amended, the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents. The version of the proxy statement/prospectus included in the effective Registration Statement will be both the proxy statement to be distributed to holders of SPAC’s common stock in connection with SPAC’s solicitation of proxies for the vote by SPAC’s stockholders with respect to the Mergers and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Pubco to be issued in connection with the Mergers. SPAC’s stockholders and other interested persons are advised to read carefully and in their entirety, when available, the preliminary proxy statement/prospectus included in the Registration Statement (including any amendments or supplements thereto) and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about the parties to the Merger Agreement, SPAC and the Mergers. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of SPAC as of the record date that has been established for voting on the Mergers and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969.

Participants in the Solicitation

SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s stockholders with respect to the Mergers. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in the Registration Statement.

The Company and its managers and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SPAC in connection with the Mergers. A list of the names of such directors and executive officers and information regarding their interests in the Mergers is contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. SPAC’s and the Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of SPAC’s and the Company’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular, (2) the outcome of any legal proceedings that may be instituted against SPAC, the Company or Pubco following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the Mergers or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of SPAC is not obtained, (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of SPAC’s or Pubco’s securities, (6) the risk that the Mergers or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the Mergers or the other transactions contemplated by the Merger Agreement, (9) risks relating to the uncertainty of the projected financial information with respect to the Company, (10) risks related to the rollout of the Company’s business and the timing of expected business milestones, (11) the effects of competition on the Company’s business, (12) the risk that the Mergers or the other transactions contemplated by the Merger Agreement may not be completed by SPAC’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by SPAC, (13) the amount of redemption requests made by stockholders of SPAC, (14) the ability of SPAC, the Company or Pubco to issue equity or equity-linked securities or obtain debt financing in connection with the Mergers or the other transactions contemplated by the Merger Agreement or in the future, (15) and those factors discussed under the heading “Risk Factors” in the Registration Statement, SPAC’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 29, 2023, and other documents SPAC has filed, or will file, with the SEC.

SPAC cautions that the foregoing list of factors is not exhaustive. Although SPAC believes the expectations reflected in these forward-looking statements are reasonable, nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that SPAC and the Company presently do not know of or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. SPAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SPAC nor the Company undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Mergers. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1	Amendment No. 3, dated September 1, 2023, to Amended and Restated Agreement and Plan of Merger, dated January 31, 2023, by and among FAST Acquisition Corp. II, Falcon’s Beyond Global, LLC, Falcon’s Beyond Global, Inc. and Palm Merger Sub, LLC.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAST ACQUISITION CORP. II

By:	/s/ Sandy Beall
	Name:	Sandy Beall
	Title:	Chief Executive Officer

Dated: September 6, 2023

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